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                                                                    EXHIBIT 99.4

                             NOTICE TO PARTICIPANTS
                                IMPERIAL BANCORP
                          EMPLOYEE STOCK OWNERSHIP PLAN

Dear Plan Participant:

         Enclosed with this letter are materials describing the Special Meeting of Shareholders of Imperial Bancorp (the "Company"), to be held on January 18, 2001 (the "Special Meeting"). The Special Meeting will be for the purpose of approving the principal terms of the Agreement and Plan of Merger, dated as of October 31, 2000, by and among Imperial Bancorp, Comerica Incorporated, a Delaware corporation, and Comerica Holdings Incorporated, a Delaware corporation and a wholly-owned subsidiary of Comerica Incorporated. This information is very important and is described in the proxy statement-prospectus that has been prepared by the Company.

DIRECTIONS TO THE TRUSTEE

         Only U.S. Trust Company, N.A., as trustee (the "Trustee") of Imperial Bancorp Employee Stock Ownership Plan (the "ESOP"), can vote the shares of the Company stock ("Shares") held by the ESOP. However, under the terms of the ESOP, each participant of the "Plan" may act as a "Named Fiduciary" (as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and instruct the Trustee how to vote the Shares that have been allocated to your individual account ("Allocated Shares").

         Enclosed with this letter is a confidential voting direction card that is provided to you for the purpose of instructing the Trustee how to vote the Shares allocated to your account. Your interest in this matter is very important. Please take time to complete the voting direction card and return it in the envelope provided. If you do not provide directions to the Trustee, your Allocated Shares and shares that have not yet been allocated to the accounts of ESOP participants ("Unallocated shares") will be voted in accordance with the Imperial Bancorp Employee Stock Ownership Plan and Trust which provide that the Trustee will vote such shares in the manner directed by the Plan Administrator unless the Trustee determines instructions are contrary to the requirements of ERISA.

CONFIDENTIALITY

         How you vote will not be revealed, directly or indirectly, to any officer, to any other employee, or any director of the Company or to anyone else, except as other-

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wise required by law. You should, therefore, feel completely free to instruct the Trustee to vote Shares in the manner you think best.

VOTING DEADLINE

         Because of the time required to tabulate voting directions from participants before the Special Meeting, the trustee must establish a cut-off date for receiving your voting direction cards. The cut-off date established by
the Trustee is     P.M. Eastern Time on January   , 2001. The Trustee cannot
insure that voting direction cards received after the cut-off date will be tabulated. Therefore, it is important that you act promptly and return your
voting direction card on or before January   , 2001 in the envelope provided for
your convenience. If the Trustee does not receive timely directions from you, the Trustee will vote the shares credited to your account in the manner directed by the Plan Administrator.

FURTHER INFORMATION

         If you have questions regarding the information provided to you, you may contract the Trustee at (800) 535-3093 between 11:30 A.M. and 7:00 P.M. Eastern Time, Monday through Friday.

         Your ability to instruct the Trustee how to vote your ESOP Shares is an important part of your rights as an ESOP participant. Please consider the enclosed material carefully and then furnish your voting directions promptly.


                                U.S. Trust Company, National Association as Trustee of Imperial Bancorp
                                Employee Stock Ownership Plan